SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1      Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated August 6, 2026.

Buenos Aires, August 6, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Redemption of outstanding and circulating Class XXXV Notes.

Ladies and Gentlemen,

I am pleased to address you in my capacity as Head of Market Relations at YPF S.A. (the “Company” or the “Corporation,” indistinctly) (CUIT: 30-54668997-9) for the purposes of complying with the requirements of Article 2 of Chapter I, Title XII of the National Securities Commission regulations (Comisión Nacional de Valores, as per its acronym in Spanish) (“CNV”) (T.O. 2013, as amended and supplemented), and to inform you that, as of today's date, the Company has decided to announce the early redemption of the Class XXXV Notes issued by the Company on February 27, 2025, for a total nominal value of U.S.$ 139,894,182 (one hundred thirty-nine million eight hundred ninety four thousand one hundred eighty two US dollars), at a fixed interest rate of 6.25% maturing on February 27, 2027 (the “Class XXXV Notes”), under the Frequent Issuer Regime established in Section VI, Chapter V, Title II of the CNV regulations. On August 7, 2026, the Company will issue additional class XLIII notes, in connection with which it will receive payment in kind through the delivery of Class XXXV Notes with a total nominal value of U.S.$ 5,427,186, resulting in a total outstanding nominal value of Class XXXV Notes of U.S.$ 134,466,996.

The proposed redemption of Class XXXV Notes will take place on August 27, 2026, for the entire amount of principal outstanding on that date and will be carried out in accordance with the terms and conditions detailed in the pricing supplement for Class XXXV Notes dated February 20, 2025, published on the same date on the CNV website under ID No. 3321258 (the “Class XXXV Pricing Supplement”).

The publication of this notice constitutes sufficient notification to holders of Class XXXV Notes. In turn, it is hereby reported that the redemption will be made at par value plus accrued interest up to the Redemption Date, that is, up to August 27, 2026 (exclusive). For further information, see the section “Rescate anticipado a opción de YPF S.A. de las Obligaciones Negociables Clase XXXV” of the Class XXXV Pricing Supplement.

The redemption of Class XXXV Notes will have the following characteristics:

a) Paying Agent: Caja de Valores S.A. (362 25 de Mayo Street, Autonomous City of Buenos Aires).

b) Redemption Date and Payment Date: August 27, 2026 (the "Redemption Date").

c) Interest period: May 27 (inclusive), 2026, to August 27, 2026 (exclusive).

d) Redemption Price: U.S.$ 1 for each U.S.$ 1 of the nominal value of each outstanding and circulating Class XXXV Notes (the "Redemption Price").

e) Currency of Payment: US Dollars.

f) Annual nominal interest rate: 6.25% nominal per annum.

g) Amount of interest payable: U.S.$ 0.0158 for each U.S.$1 of the face value of each outstanding and circulating Class XXXV Notes.

Payment will be made through Caja de Valores S.A. to the persons in whose name the Class XXXV Notes are registered as of August 26, 2026.

On the Redemption Date, the Redemption Price of Class XXXV Notes will be due and available to the holders of Class XXXV Notes. On and after the Redemption Date, interest will cease to accrue on the redeemed Class XXXV Notes.

Identification of Class XXXV Notes:

- Caja de Valores S.A. species code for Class XXXV Notes: 58484;

- BYMA/A3 code for Class XXXV Notes: YM35O; and

- ISIN code (Caja de Valores S.A.) for Class XXXV Notes: AR0929824099;

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Class XXXV Pricing Supplement.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 6, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer